August 12, 2024

Huichao Wang
Chief Financial Officer
Jianzhi Education Technology Group Company Limited
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People   s Republic of China

       Re: Jianzhi Education Technology Group Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41445
Dear Huichao Wang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Financial Statements , page F-1

1. Please amend the filing to include a report of independent registered public accounting firm for the financial statements as of and for the fiscal year ended December 31, 2022.
 August 12, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services